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File No. 039215-0005

April 14, 2008

John Reynolds, Assistant Director

  Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	bebe stores, inc.
Form 10-K for Fiscal Year Ended July 7, 2007
File No. 0-24395

Dear Mr. Reynolds:

On behalf of bebe stores, inc. (the “Company”), we are hereby filing this letter to address the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) on March 4, 2008.  For ease of review, we have set forth each of the numbered comments of your letter and our responses thereto.

Schedule 14A

Compensation Discussion and Analysis, page 10

1.                                      We have reviewed Appendix A, which you have provided in your January 16, 2008 response to the second comment of our letter dated December 5, 2007.  It appears to omit specific performance targets used to determine incentive amounts, including management bonus objectives under the sales and management plan, divisional income targets and comparable same store sales targets.  Please disclose these and any other specific performance targets in future filings as applicable, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4. to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:  In response to the Staff’s comment, in its fiscal 2008 Compensation Discussion and Analysis the Company will provide a quantitative discussion of all of the terms of the material targets for the Company’s named executive officers necessary to be achieved to earn cash incentive bonuses and performance-based restricted stock unit bonuses unless appropriately omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * *

I hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	Susann Reilly
Walter Parks
Larry Smith